NEW GOLD TO DISCUSS THIRD QUARTER 2017 FINANCIAL RESULTS ON THURSDAY, OCTOBER 26, 2017

October 3, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) announces that it will release its third quarter 2017 financial results after market close on Wednesday, October 25, 2017. A webcast and conference call to discuss these results will be held on Thursday, October 26, 2017 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until November 26, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 95227095. An archived webcast will also be available until January 26, 2018 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com